July 21, 2006

Securities and Exchange Commission

Judiciary Plaza

100 First Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Vical Incorporated

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No. 000-21088

Dear Mr. Rosenberg:

This letter is being filed by Vical Incorporated (the “Company”) in response to the verbal comments communicated by your staff on July 17, 2006 with respect to the above-referenced Form 10-K (the “2005 10-K”). Page references in the text of the response correspond to the pages of the 2005 10-K.

Response to Staff Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, Page 46

1.	Significant Contracts, Grants, License and Royalty Agreements, page 60

License and Royalty Agreements, page 61

1.	Please clearly state in the respective footnote that revenue is recognized in accordance with your revenue recognition policy and more specifically that revenue is only recognized when there is no future performance obligations.

The Company acknowledges the Staff’s comments and will add the additional disclosure requested immediately after the heading “License and Royalty Agreements” in future filings beginning with its annual report on Form 10-K for the fiscal year ending on December 31, 2006, substantially as follows:

“The Company recognizes revenue related to its license and royalty agreements in accordance with its revenue recognition policy as disclosed in footnote 1. In accordance with the Company’s policy, in each of the cases listed below, it recognized license and royalty revenue only if there were no future performance obligations remaining.”

Other

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (858) 646-1111 with any further comments or questions.

Respectfully,

/s/ Jill M. Church

Chief Financial Officer